UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on April 24, 2007.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

On April 24, 2007, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the three-month period ended on March 31, 2007. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A THREE MONTH PERIOD ENDED MARCH 31, 2007 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile
March 31, 2007 and 2006

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of March 31, 2007 and 2006
and for the years ended March 31, 2007 and 2006
(A translation of the original in Spanish- see note 2 (a))

Contents

Consolidated Financial Statements

Consolidated Balance Sheets	3
Consolidated Statements of Income	5
Consolidated Statements of Cash Flows	6
Notes to the Consolidated Financial Statements	7

Ch$	-	Chilean pesos
ThCh $	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
ThEuro	-	Thousands of Euros
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of March 31,
	Note	2007	2006
		ThUS$	ThUS$
ASSETS

Current assets
Cash		18,078	19,457
Time deposits		31,934	45,966
Marketable securities	4	118,229	63,360
Accounts receivable, net	5	167,180	172,345
Other accounts receivable, net	5	10,341	12,442
Accounts receivable from related companies	6	75,029	47,619
Inventories, net	7	384,042	376,208
Recoverable taxes		34,042	27,551
Prepaid expenses		7,831	7,313
Deferred income taxes	15	-	6,519
Other current assets		11,538	8,686
Total current assets		858,244	787,466

Property, plant and equipment, net	8	932,544	867,160

Other Assets
Investments in related companies	9	18,962	21,045
Goodwill, net	10	35,762	46,387
Negative goodwill, net	10	(1,928)	(17)
Intangible assets, net		4,353	5,152
Long-term accounts receivable, net	5	390	288
Long-term accounts receivable from related companies	6	2,118	2,000
Other long-term assets	11	45,745	50,043
Total Other Assets		105,402	124,898
Total assets		1,896,190	1,779,524

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of March 31,
	Note	2007	2006
		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank debt	12	32,133	67,710
Current portion of long-term debt	12	1,966	201,088
Current portion of bonds payable	13	9,574	1,348
Dividends payable		262	227
Accounts payable		85,220	83,032
Other accounts payable		816	1,085
Notes and accounts payable to related companies	6	704	2,852
Accrued liabilities	14	21,453	19,203
Withholdings		9,156	14,078
Income taxes		11,879	29,348
Deferred income		1,748	6,580
Deferred income taxes	15	3,478	-
Other current liabilities		2,171	392
Total current liabilities		180,560	426,943

Long-term liabilities
Long-term bank debt	12	180,000	100,000
Long-term Obligations with the Public (Bonds)	13	299,689	102,119
Other accounts payable		790	986
Deferred income taxes	15	48,530	43,550
Staff severance indemnities	16	19,264	17,753
Total long-term liabilities		548,273	264,408

Minority interest	17	39,034	34,950

Shareholders' equity
Paid-in capital	18	477,386	477,386
Other reserves	18	154,601	155,807
Retained earnings	18	496,336	420,030
Total shareholders' equity		1,128,323	1,053,223
Total liabilities and shareholders' equity		1,896,190	1,779,524

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the years ended
		March 31,
	Note	2007	2006
		ThUS$	ThUS$
Operating results

Sales		237,149	219,136
Cost of sales		(164,120)	(154,951)
Gross margin		73,029	64,185
Selling and administrative expenses		(14,232)	(15,633)
Operating income		58,797	48,552

Non-operating results
Non-operating income	20	8,249	4,519
Non-operating expenses	20	(12,973)	(10,057)
Non-operating loss		(4,724)	(5,538)
Income before income taxes		54,073	43,014
Income tax expense	15	(10,557)	(8,391)
Income before minority interest		43,516	34,623
Minority interest	17	(553)	(387)
Net income before negative goodwill		42,963	34,236
Amortization of negative goodwill	10	-	51
Net income for the year		42,963	34,287

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Cash Flows
(A translation of the original in Spanish- see note 2 (a))

		For the years ended March 31,
		2007	2006
		ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		42,963	34,287
Charges (credits) to income not representing cash flows
Depreciation expense	8	22,750	21,025
Amortization of intangible assets		169	403
Write-offs and accruals		6,944	3,086
Gain on equity investments in related companies		(456)	(722)
Loss on equity investments in related companies		-	105
Amortization of goodwill	10	558	705
Amortization of negative goodwill	10	-	(51)
(Profit) loss on sales of assets		(2)	-
Loss from sale of investments		-	-
Other credits to income not representing cash flows		(966)	(6,650)
Other charges to income not representing cash flows		26,599	21,334
Foreign exchange difference, net		870	(848)
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		(3,766)	21,028
Inventories		(20,834)	(40,549)
Other assets		(11,804)	(11,708)
Accounts payable		(6,265)	637
Interest payable		2,954	(2,019)
Net income taxes payable		(6,432)	-
Other accounts payable		(1,793)	(144)
VAT and taxes payable		(1,837)	(485)
Minority interest	17	553	387
Net cash provided from operating activities		50,205	39,821

Cash flows from financing activities
Proceeds from short term bank financing		-	10,000
Bonds payable		-	100,991
Payment of dividends		(56)	(62)
Repayment of bank financing		(25,000)	(30,000)
Net cash used in financing activities		(25,056)	80,929

Cash flows from investing activities
Other investing income	24	97	24,255
Additions to property, plant and equipment		(37,794)	(50,389)
Capitalized interest		(3,038)	-
Purchase of permanent investments		-	(114,035)
Other disbursements		(136)	-
Net cash used in investing activities		(40,871)	(140,169)

Effect of inflation on cash and cash equivalents		20	464
Net change in cash and cash equivalents		(15,702)	(18,955)
Beginning balance of cash and cash equivalents		183,943	147,956
Ending balance of cash and cash equivalents		168,241	129,001

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 1 - Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

Note 2 - Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance SVS Circular No. 1,697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2007	2006
Foreign subsidiaries:	%	%
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL - Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00
PTM - SQM Ibérica S.A. (Spain)	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00
SQM Investment Corporation NV (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00
SQM Japon Co. Ltda.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
RS Agro-Chemical Trading AVV (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	100.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de C.V. (Mexico)	0.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties LLC (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V. (México)	51.00	51.00
Fertilizantes Naturales S.A.	66.67	66.67
Iodine Minera B.V.	100.00	100.00
SQM Dubai - SZCO.	100.00	100.00

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2007	2006
	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada.	60.64	60.64
SQM Salar S.A.	100.00	100.00
SQM Industrial S.A.	100.00	100.00
Minera Nueva Victoria S.A.	100.00	100.00
Exploraciones Mineras S.A.	100.00	0.00
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	0.00
Comercial Hydro S.A.	60.64	60,64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

b)	Period

These consolidated financial statements have been prepared as of March 31, 2007 and 2006 and for the years then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year ( 0.2% and -0.3% in 2007 and 2006, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$ 539.21 per US$1 at March 31, 2007 and Ch$ 526.18 per US$1 at March 31, 2006.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

-	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
-
Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.

-
Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))
Note 2 - Summary of Significant Accounting Policies (continued)

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:

-	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
-	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
-	Any exchange differences are included in the results of operations for the period.

d)	Foreign currency (continued)

Foreign exchange differences for the period ended March 31, 2007 and 2006 generated net earnings (loss) of ThUS$ (870) and ThUS$ 848 respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at March 31, as follows:

	2007	2006
	US$	US$
Brazilian Real	2.06	2.19
New Peruvian Sol	3.18	3.35
Argentine Peso	3.10	3.08
Japanese Yen	118.05	110.00
Euro	0.75	0.83
Mexican Peso	11.05	10.92
Indonesian Rupee	9,830.04	9,290.00
Australian Dollar	1.24	1.39
Pound Sterling	0.51	0.57
Ecuadorian Sucre	1.00	1.00
South African Rand	7.22	6.28

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))
Note 2 - Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and products in process are stated at average production cost, which is presented net of provisions. Provisions have been made based on a technical study which covers the different variances which affect our products (density, moist, among others).

Materials and supplies received are stated at average acquisition and inventories in transit are stated at cost incurred at the end of the period.

The cost of inventories does not exceed its net realizable value.

j)	Income taxes and deferred income taxes

In conformity with current Chilean tax regulations, the Company recognizes the provision for corporate income tax expense and the income tax for the mining activity on an accrual basis.

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989. Depreciation for the period is calculated according to the straight-line method based on the remaining technical useful lives of assets, estimated by management.

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

Beginning on January 1, 2004, goodwill and negative goodwill represents the difference between the acquisition cost of the investment in a related company and the fair value of this investment at the acquisition date, which is amortized with a charge or credit to income in the expected period of return of the investment, which does not exceed 20 years.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))
Note 2 - Summary of Significant Accounting Policies (continued)

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming average employee tenure of 24 years and a real annual discount rate of 8%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Saleback operations

These operations are registered in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)	Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

t)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

u)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2006 financial statements.

v)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

w)	Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 981 dated December 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

x)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

y)	Obligations with the public (Bonds payable)

Bonds are stated at the principal amount plus interest accrued. The difference between the carrying value and the placement value is capitalized and amortized in the period of expiration of these.

z)	Provisions for mine closure costs

The Company has made a provision to cover those costs associated with mine closure and mining facilities and mitigation of environmental damage, which has been recorded at its present value. The amount determined is presented under accrued expenses in long-term liabilities.

aa)	Deferred income

Deferred income relate to the recognition of documented sales the delivery of which occurs subsequent to the closing date of the financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 3 - Changes in Accounting Principles

During the period ended March 31, 2007, there were no other changes in the application of generally accepted accounting principles in Chile compared to the prior year.

Note 4 - Marketable Securities

As of March 31 marketable securities are detailed as follows:

	2007	2006
	ThUS$	ThUS$

Mutual funds	118,229	63,360
Total	118,229	63,360

Mutual funds consist of investments with Citibank in highly liquid funds invested in fixed-rate debt in the United States.

Note 5 - Short-term and long-term Accounts Receivable

a)	Short term and long-term accounts receivable and other accounts receivable as of March 31 are detailed as follows:

			Between 90 days		Total
	Up to 90 days		and 1 year		Short-term (net)
	2007	2006	2007	2006	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	120,934	128,459	17,065	16,896	137,999	145,355
Allowance for doubtful accounts					(7,208)	(7,969)
Notes receivable	32,393	32,914	7,281	5,988	39,674	38,902
Allowance for doubtful accounts					(3,285)	(3,943)
Accounts receivable, net					167,180	172,345

Other accounts receivable	10,818	11,485	1,029	1,655	11,847	13,140
Allowance for doubtful accounts					(1,506)	(698)
Other accounts receivable, net					10,341	12,442

Long-term receivables					390	288

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 - Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables - by Geographic Location

			Europe, Africa and		Asia and		USA, Mexico		Latin America
	Chile		the Middle East		Oceania		and Canada		and the Caribbean		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts receivable
Balance	34,246	25,356	52,591	42,065	2,715	8,997	29,636	33,999	11,603	26,969	130,791	137,386
% of total	26.18%	18.46%	40.21%	30.61%	2.08%	6.55%	22.66%	24.75%	8.87%	19.63%	100.00%	100.00%

Net short-term notes receivable
Balance	29,086	26,114	2,898	3,413	264	654	475	344	3,666	4,434	36,389	34,959
% of total	79.93%	74.70%	7.96%	9.76%	0.73%	1.87%	1.31%	0.99%	10.07%	12.68%	100,00%	100.00%

Net short-term other accounts receivable
Balance	5,562	4,148	1,917	2,948	9	98	2,647	4,107	206	1,141	10,341	12,442
% of total	53.79%	33.34%	18.53%	23.69%	0.09%	0.79%	25.60%	33.01%	1.99%	9.17%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	68,894	55,618	57,406	48,426	2,988	9,749	32,758	38,450	15,475	32,544	177,521	184,787
% of total	38.81%	30.10%	32.34%	26.20%	1,68%	5.28%	18.45%	20.81%	8.72%	17.61%	100.00%	100.00%

Long-term accounts receivable, net
Balance	376	273	-	-	-	-	-	-	14	15	390	288
% of total	96.41%	94.79%	-	-	-	-	-	-	3.59%	5.21%	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	69,270	55,891	57,406	48,426	2,988	9,749	32,758	38,450	15,489	32,559	177,911	185,075
% of total	38.94%	30.20%	32.27%	26.17%	1.68%	5.27%	18.40%	20.77%	8.71%	17.59%	100.00%	100.00%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties

Balances with related companies are generated by commercial transactions which accrue no interest under normal conditions in force for this type of operations in respect to term and market price.
Expiration conditions for each case vary depending on the transaction which generated it.
In addition, all those significant transactions with related parties with an amount exceeding 1% of net income for the year are disclosed.

a) Amounts included in balances with related parties as of March 31, 2007 and 2006 are as follows:

	Short-term		Long-term
	2007	2006	2007	2006
Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$
Doktor Tarsa -SQM Turkey	11,597	10,810	-	-
Nutrisi Holding N.V.	1,626	1,468	-	-
Generale de Nutrition Vegetale S.A.	-	132	-	-
Ajay Europe S.A.R.L.	9,244	2,856	-	-
Ajay North America LLC	3,135	2,747	-	-
Abu Dhabi Fertilizer Ind. WLL	3,719	2,730	2,000	2,000
Impronta SRL	-	4,520	-	-
NU3 B.V.	447	1,018	-	-
Sales de Magnesio S.A.	133	52	-	-
SQM Agro India	221	-	-	-
Misr Specialty Fertilizers	319	-	118	-
Soc.Inv.Pampa Calichera Ltda.	8	8	-	-
Invesiones PCS Chile Ltda.	17	-	-	-
Kowa (Japan)	11,433	-	-	-
NU3 N.V.	454	-	-	-
PCS Sales Inc	-	44	-	-
SQM East Med Turkey	93	-	-	-
Yara AB	99	59	-	-
Yara Benelux B.V	1,061	1,460	-	-
Yara Hellas S.A.	405	647	-	-
Yara International Australia PTY.	265	408	-	-
Yara Poland SP	804	168	-	-
Yara UK Ltd.	361	480	-	-
Yara CZECH Republic	13	17	-	-
Yara GMBH & CO KG	192	187	-	-
Yara Iberian S.A.	1,598	1,706	-	-
Yara Argentina S.A.	40	611	-	-
Yara Colombia Ltda..	2,973	412	-	-
Adubo Trevo S.A. (Yara)	252	-	-	-
Yara North America LLC	8,430	7,387	-	-
Yara Fertilizantes Ltda (Brasil)	786	20	-	-
Yara France BU Africa	1,088	1,115	-	-
Yara Internacional ASA	4,207	3,898	-	-
Yara International Asia Trade Pte Ltd	928	1,762	-	-
Yara East Africa Limited	514	724	-	-
Yara Fertilizers (Philippines)	-	24	-	-
Yara Fertilizers (New Zealand)	110	74	-	-
FOS (Yara)	2,832	-	-	-
Yara Italia SPA	626	-	-	-
Yara International Asia Trade Pte (Singapore)	2,693	-	-	-
Yara Norge AS	8	-	-	-
Yara France S.A.	2,298	75	-	-
Total	75,029	47,619	2,118	2,000

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties (continued)

a)	Amounts included in balances with related parties as of March 31, 2007 and 2006, continued:

	Short-term
	2007	2006
Accounts payable	ThUS$	ThUS$

NU3 N.V.	-	653
Charlee SQM Thailand Co	223	196
Adubo Trevo S.A.	-	877
Inversiones PCS Chile Ltda.	-	1,000
Yara France BU Latin America	81	126
Yara Nederland B.V.	400	-
Total	704	2,852

There were no outstanding long-term accounts payable with related parties as of March 31, 2007 and 2006

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties (continued)

b)	During 2007 and 2006, principal transactions with related parties were as follows:

Company	Relationship	Type of transaction	Amount of Transaction		Impact on income (charge) credit
			2007	2006	2007	2006
			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgium)	Indirect	Sales of products	1,614	1,640	622	547
Doktor Tarsa	Indirect	Sales of products	3,065	3,259	1,115	1,123
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	835	563	150	125
Impronta SRL	Indirect	Sales of products	0	913	0	254
Ajay Europe S.A.R.L.	Indirect	Sales of products	4,630	2,642	2,995	1,097
NU3 B.V.	Indirect	Sales of products	1,879	2,084	734	463
Ajay North America LLC	Indirect	Sales of products	3,555	3,464	1,843	1,508
Yara AB Sueden	Shareholder	Sales of products	0	178	0	36
Yara Benelux B.V.	Shareholder	Sales of products	2,223	2,875	409	482
Yara UK Ltd.	Shareholder	Sales of products	0	480	0	102
Yara International Asia Trade Pte Ltd.	Shareholder	Sales of products	3,264	1,893	1,040	621
Yara France BU Africa	Shareholder	Sales of products	560	736	104	151
Yara Business Support	Shareholder	Services	1,091	1,100	-1,091	-1,100
Yara International Australia Pty Ltd.	Shareholder	Sales of products	539	282	175	52
Yara Iberian S.A.	Shareholder	Sales of products	1,704	1,947	650	712
Yara Colombia Ltda.	Shareholder	Sales of products	1,651	662	664	192
Yara Poland SP	Shareholder	Sales of products	708	273	271	63
Yara GMBH & Co Kg	Shareholder	Sales of products	0	293	0	74
Yara France	Shareholder	Sales of products	2,194	1,651	634	480
Yara China Ltd.	Shareholder	Sales of products	1,358	0	200	0
Yara Hellas S.A.	Shareholder	Sales of products	0	641	0	175
Yara France BU Latin America	Shareholder	Sales of products	2,014	0	595	0
Yara Argentina S.A.	Shareholder	Sales of products	0	615	0	216
Adubo Trevo S.A.	Shareholder	Sales of products	0	1,573	0	670
Yara East Africa Ltd	Shareholder	Sales of products	516	313	138	20
Yara Internacional ASA	Shareholder	Sales of products	6,461	5,108	1,146	1,905
Yara North America	Shareholder	Sales of products	12,752	10,317	3,069	3,356
Yara Italia	Shareholder	Sales of products	608	0	204	0
Kowa (Japan)	Shareholder	Sales of products	15,438	0	10,092	0

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 7 - Inventories

Net inventories are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Finished products	228,842	242,853
Work in process	135,565	115,332
Supplies	19,635	18,023
Total	384,042	376,208

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2007	2006
	ThUS$	ThUS$
Land
Land	82,383	59,947
Mining Concessions	30,086	45,096
Total	112,469	105,043

Buildings and infrastructure
Buildings	163,470	167,596
Installations	273,830	206,998
Construction-in-progress	187,775	169,664
Other	190,682	172,694
Total	815,757	716,952

Machinery and Equipment
Machinery	484,114	452,484
Equipment	126,247	123,794
Project-in-progress	11,525	11,570
Other	19,244	18,104
Total	641,130	605,952

Other fixed assets
Tools	8,950	8,804
Furniture and office equipment	14,951	14,572
Project-in-progress	12,982	17,173
Other	18,525	8,616
Total	55,408	49,165

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment (continued)

	2007	2006
	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,048	12,091
Other assets	53	53
	61,379	61,422
Total property, plant and equipment	1,686,143	1,538,534

Less: Accumulated depreciation
Buildings and infrastructure	(318,886)	(282,361)
Machinery and equipment	(368,178)	(330,410)
Other fixed assets	(29,275)	(22,710)
Technical appraisal	(37,260)	(35,893)
Total accumulated depreciation	(753,599)	(671,374)
Net property, plant and equipment	932,544	867,160

	2007	2006
Depreciation for the year ended March 31:	ThUS$	ThUS$

Buildings and infrastructure	(10,622)	(8,982)
Machinery and equipment	(10,297)	(10,232)
Other fixed assets	(1,546)	(1,459)
Technical revaluation	(285)	(352)
Total depreciation	(22,750)	(21,025)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2007	2006
	ThUS$	ThUS$

Administrative office buildings	1,988	2,086
Accumulated depreciation	(497)	(545)
Total assets in leasing	1,491	1,541

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

The vehicles were acquired for 36 installments of ThUS$ 98 each.

Note 9 - Investments in and Receivables from Related Parties

a)	Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated their foreign investments as net investment hedges.

b)	Transactions executed in 2007

* On March 2, 2007, the subsidiary SQM Industrial S.A. made a capital increase of ThUS$ 130 in its subsidiary SQM Brasil Ltda. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1,697 issued by the Chilean Superintendency of Securities and Insurance (SVS), the Company performed the valuation in consideration of the carrying value of equity of SQM Brasil Ltda. as of March 31, 2006, which does not significantly differ from its fair value determined at that date.

c)	Transactions executed in 2006

* At the First General Extraordinary Shareholders’ Meeting of SQM Industrial S.A. held on January 9, 2006, the shareholders approved the merger of SQM Procesos S.A. (dissolved) to the successor company SQM Industrial S.A., which acquires all the rights, shares, exceptions, assets, liabilities, obligations, shareholders’ equity, shareholders and remaining assets and expectations of SQM Procesos S.A. This merger generates each and every of its effects beginning on January 1, 2007.

* On January 19, 2006, Sociedad Química y Minera de Chile S.A. and SQM Potasio S.A. acquired 7,021,169 and 70,921 shares, respectively of DSM Minera S.A. and its subsidiary Exploraciones Minera S.A. for the sum of ThUS$100,067 in cash (equivalent to ownership of 99% and 1%, respectively).

This investment has been stated using the equity method under the acquisition method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the standards established in Circular No. 1,697 issued by the SVS. Accordingly, the Company conducted a preliminary evaluation of assets and liabilities in the consolidated financial statements of DSM Minera S.A. as of December 31, 2005. This generated goodwill of ThUS$1,928, which will be amortized over a period of 20 years.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

The Company will continue to review the valuation at fair value using the term allowed to refine the adjustment as provided in paragraph No. 66 in Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

In this manner, assets and liabilities and shareholders’ equity included in consolidation at their respective fair values as of December 31, 2006 are as follows:

	Minera Nueva	Exploraciones
	Victoria S.A.	Mineras S.A.
	ThUS$	ThUS$

Current assets	66,951	400
Property, plant and equipment	23,327	31,567
Other assets	7,220	-
Current liabilities	4,516	7,126
Long-term liabilities	5,718	-
Shareholders’ equity	112,105	-

* On January 19, 2006, Soquimich European Holding B.V. acquired 100% of the 20,403 shares of DSM Minera BV. For a sum of ThUS$13,840 in cash.

This investment has been stated using the equity method under the acquisition method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the standards established in Circular No. 1,697 issued by the SVS. Accordingly, the Company conducted a preliminary evaluation of assets and liabilities in the consolidated financial statements of DSM Minera B.V. as of December 31, 2006. This generated goodwill of ThUS$11,373, which will be amortized over a period of 20 years.

The Company will continue to review the valuation at fair value using the term allowed to refine the adjustment as provided in paragraph No. 66 in Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

In this manner, assets and liabilities and shareholders’ equity included in consolidation at their respective fair values as of December 31, 2007 are as follows:

ThUS$

Current assets	4,581
Current liabilities	1,153
Shareholders’ equity	3,428

* On January 31, 2006, DSM Minera S.A. changed its name to Minera Nueva Victoria S.A.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

* On January 24, 2006, Soquimich European Holding B.V. and Nutrisi Holding N.V. acquired 334 and 666 shares, respectively of Fenasa S.A. for a sum of ThEuro 75,100, thereby increasing their ownership to 33.35% and 66.65%, respectively.

* During February 2006, DSM Minera B.V. changed its name to Iodine Minera BV.

* On May 9, 2006, SQM Industrial S.A. and SQM Potasio S.A. formed Prestadora de Servicios de Salud Cruz del Norte S.A.

The company’s capital amounts to Ch$50,000,000 divided into 5,000 single shares with no par value, no privileges or preferences, which are paid in full upon subscription of shares and through subscription and payment by SQM Industrial S.A. of 4,950 shares for a sum of Ch$49,500,000 paid upon subscription in cash and the subscription and payment by SQM Potasio S.A. of 50 shares for a sum of Ch$500,000 paid upon subscription in cash. The Company’s share capital and the total number of shares in which capital is divided is subscribed and paid in full in the company’s social fund.

* On September 14, 2006, Soquimich European Holding B.V.(SQH) sold to Yara Italia SPA all the rights that SQH had in Impronta SRL for a sum of ThUS$ 902, thereby generating a loss from sale of investments of ThUS$ 308.

* On October 27, 2006, SQM Comercial de México S.A. de C.V. and SQM Industrial S.A. sold all the shares they had in SQM Comercial de México S.A. de C.V. to Yara Nederland B.V. and Yara Holdings Netherlands B.V. for a sum of ThUS$ 4,888 and obtained a gain from this sale of 1,040.

* On December 19, 2006, SQM Salar S.A., distributed dividends for a sum of ThUS$ 68,000 to its shareholders SQM Potasio S.A.(81.82%) and SQM S.A.(18.18%).

* On December 19, 2006, SQM Potasio S.A. distributed dividends for a sum of ThUS$ 60,000 to its shareholders SQM S.A.(99.9974%) and Inversiones Pascuala S.A.(0.0026%)

d)	Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

d)	Detail of investments in related companies

Tax Registration		Country of	Controlling	Number of	Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)
Number	Company	origin	currency	Shares	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Ajay North America LLC	USA	US$	-	49.00	49.00	11,282	13,024	4,461	6,057	-	445	-	218
0-E	Nutrisi Holding N.V.	Belgium	US$	-	50.00	50.00	8,861	6,814	4,305	3,285	505	(6)	247	(3)
0-E	Doktor Tarsa	Turkey	Euros	-	50.00	50.00	5,759	5,556	2,880	2,778	369	522	185	261
0-E	Ajay Europe S.A.R.L.	France	US$	36,700	50.00	50.00	6,640	5,210	1,825	2,353	-	-	-	-
0-E	Misr Specialty Fertilizers	Egypt	US$	-	47.00	47.00	4,312	4,653	2,048	2,187	-	(198)	-	(93)
0-E	Abu Dhabi Fertilizer Industries WLL	UAE	US$	1,961	50.00	37.00	3,968	3,630	1,984	1,815	48	200	24	100
0-E	Impronta SRL	Italia	Euros	-	50.00	50.00	-	2,088	-	1,044	-	268	-	134
77557430-5	Sales de Magnesio Ltda.	Chile	Pesos	-	50.00	50.00	934	804	467	402	-	(18)	-	(9)
0-E	SQM Eastmed Turkey	Turkey	Euros	-	50.00	50.00	187	476	93	238	-	-	-	-
81767200-0	Asoc. Garantizadora Pensiones	Chile	Pesos	-	3.00	3.00	671	1,000	22	30	-	-	-	-
0-E	SQM Thailand Co. Ltd.	Thailand	US$	-	-	40.00	2,167	2,000	867	800	3	-	1	-
0-E	Agro India Limitada	India	US$	-	49.00	-	19	114	10	56	-	-	-	-
Total									18,962	21,045

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 - Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)	Goodwill

		March 31, 2007		March 31, 2006
Tax Registration Number	Company	Amount amortized during the period	Goodwill Balance	Amount amortized during the period	Goodwill balance
		ThUS$	ThUS$	ThUS$	ThUS$

96864750-4	SQM Potassium S.A.	36	1,409	36	1,554
96801610-5	Comercial Hydro S.A.	43	1,045	43	1,217
79947100-0	SQM Industrial S.A.	278	19,751	318	20,865
78602530-3	Minera Nueva Victoria S.A.	-	-	92	7,259
0-E	SQM México S.A. de C.V.	28	864	14	877
0-E	Comercial Caiman Internacional S.A.	6	125	6	148
0-E	Fertilizantes Olmeca S.A. de C.V.	-	-	14	98
0-E	SQM Dubai- Fzco	25	1,858	25	1,959
0-E	Iodine Minera B.V.	142	10,710	157	12,410
Total		558	35,762	705	46,387

b)	Negative Goodwill

		March 31, 2007		March 31, 2006
Tax Registration Number	Company	Amount amortized during the period	Negative goodwill Balance	Amount amortized during the period	Negative goodwill balance
		ThUS$	ThUS$	ThUS$	ThUS$

96575300-1	Minera Mapocho S.A.	-	-	51	17
78602530-3	Minera Nueva Victoria S.A.	-	1,928	-	-
Total		-	1,928	51	17

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 - Other Long-term Assets

Other long-term assets are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Engine and equipment spare-parts, net (1)	11,342	18,760
Termination of agreement bonus	275	375
Mine development costs	25,592	23,516
Income taxes recoverable	299	283
Healthcare institution guarantee in the National Healthcare Service Fonasa	252	258
Pension plan	-	1,133
Construction of Salar-Baquedano road	1,260	1,380
Deferred loan issuance costs (2)	476	3,561
Cost of issuance and placement of bonds (3)	5,620	-
Other	629	777
Total	45,745	50,043

(1) According to analyses conducted, at each year-end, this item includes non-current warehouse spare-parts and materials. In addition, an allowance for obsolescence has been made and included in this item.

(2) Relates to the portion to be accrued of negotiation costs of long-term loans.

(3) Refer to the explanation of these expenses in Note 23.

Note 12 - Bank Debt

a)	Short-term bank debt is detailed as follows:

	2007	2006
Bank or financial institution	ThUS$	ThUS$

Banco de Crédito e Inversiones	30,022	65,784
Other	2,111	1,926
Total	32,133	67,710

Annual average interest rate	5.25%	4.68%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 - Bank Debt (continued)

b)	Long-term bank debt is detailed as follows:

	2007	2006
Bank or financial institution	ThUS$	ThUS$

Union Bank of Switzerland (1)	-	200,727
BBVA Banco Bilbao Vizcaya Argentaria (2)	100,415	100,361
ING Bank (3)	81,551	-
Total	181,966	301,088

Less: Current portion	(1,966)	(201,088)

Long-term portion	180,000	100,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal was due on September 15, 2006.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.325% per annum, quarterly payment. The principal is due on March 3, 2010.
(3)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.300% per annum, semi-annually payment. The principal is due on November 28, 2011.

c)	The maturity of long-term debt is as follows:

	2007	2006
	ThUS$	ThUS$
Years to maturity
Current portion	1,966	201,088
1 to 2 years	-	-
2 to 3 years	100,000	-
3 to 5 years	80,000	100,000
Total	181,966	301,088

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Promissory Notes and Bonds Payable)

Additional Information

On January 25, 2006, the Company made a placement of Series C bonds for an amount of UF 3,000,000 at an annual rate of 4.00%. This placement achieved collection equivalent to 100% of par value.

On April 5, 2006, the Company made a placement of single-series bonds for an amount of ThUS$200,000 at an annual rate of 6.125%, under the regulations contained in "Rule 144 and regulation S of the U.S. Securities Act of 1933".

As of March 31, 2007 and 2006, the short-term portion includes a balance of ThUS$9,574 and ThUS$1,348 respectively, related to interest accrued at that date. The long-term portion includes an amount of ThUS$299,689 and ThUS$102,119 respectively, related to principal installments for Series C bonds.

No. of Registration of the Instrument	Series	Nominal Amount	Adjustment Unit	Interest Rate	Final Period	Payment of Interest	Payment of Amortization	03/31/07 ThUS$	03/31/06 ThUS$	Placement in Chile or abroad
Current portion of long-term bonds payable
446	C	75,000	UF	4.00%	06/01/2007	Semi-annual	Semi-annual	3,891	1,348	In Chile
184	Single	-	US$	6.125%	10/15/2007	Semi-annual	Semi-annual	5,683	-	Abroad
Total Current Portion								9,574	1,348

Long-term bonds payable
446	C	2,925,000	UF	4.00%	12/01/2026	Semi-annual	Semi-annual	99,689	102,119	In Chile
184	Single	200,000,000	US$	6.125%	04/15/2016	Semi-annual	Bullet	200,000	-	Abroad
Total Long-term								299,689	102,119

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 14 - Accrued Liabilities

As of March 31, 2007 and 2006, accrued liabilities are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Provision for royalties Corfo	3,010	2,141
Provision for employee compensation and legal costs	479	498
Taxes and monthly income tax installment payments	3,524	2,498
Expenses incurred for Long-term loans (additional tax)	237	369
External auditors’ fees	302	125
Employee benefits	2,895	2,121
Vacation accrual	7,779	7,582
Marketing expenses	1,091	1,100
Other accruals	2,136	2,769
Total current liabilities	21,453	19,203

Note 15 - Income and Deferred Taxes

a)	At March 31, 2007 and 2006 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2007	2006
	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	323,138	237,084
Accumulated tax basis retained earnings without tax credit	97,140	93,732
Tax loss carry-forwards (1)	162,026	215,669
Credit for shareholders	65,898	46,753

(1)	Income tax losses in Chile can be carried forward indefinitely.

The Company has recognized deferred income taxes for tax losses and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

The deferred taxes as of March 31, 2007 and 2006 represented a net liability of ThUS$ 52,008 and ThUS$ 37,031 respectively, and consisted of:

2007	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,956	594	-	-
Vacation accrual	1,242	-	-	-
Unrealized gain on sale of products	14,656	-	-	-
Provision for obsolescence	-	2,647	-	-
Production expenses	-	-	18,432	-
Accelerated depreciation	-	-	-	61,242
Exploration expenses	-	-	-	4,623
Capitalized interest	-	-	-	7,395
Staff severance indemnities	-	-	-	1,725
Fair value recognition	-	841	-	-
Capitalized expenses	-	-	-	1,034
Tax loss carry-forwards	-	30,366	-	-
Accrued gain from exchange insurance	110	-	-	-
Deferred revenues	314	-	-	-
Leased assets	-	173	-	-
Provision for energy tariff difference	1,360	-	-	-
Accrued interest	119	-	-	-
Other	516	3,795	-	374
Total gross deferred taxes	20,273	38,416	18,432	76,393
Total complementary accounts	-	-	(500)	(19,602)
Valuation allowance	(5,819)	(30,155)	-	-
Total deferred taxes	14,454	8,261	17,932	56,791

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

2006	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,876	18	-	-
Vacation accrual	1,187	-	-	-
Unrealized gain on sale of products	17,040	-	-	-
Provision for obsolescence	-	1,209	-	-
Production expenses	-	-	16,847	-
Accelerated depreciation	-	-	-	58,629
Exploration expenses	-	-	-	5,345
Capitalized interest	-	-	-	6,273
Staff severance indemnities	-	-	-	2,782
Fair value recognition	-	2,535	-	-
Capitalized expenses	-	-	-	432
Tax loss carry-forwards	-	37,493	-	-
Accrued interest	78	-	-	-
Other	1,374	2,514	20	383
Total gross deferred taxes	21,555	43,769	16,867	73,844
Total complementary accounts	-	(1,219)	(2,001)	(23,191)
Valuation allowance	(170)	(35,447)	-	-
Total deferred taxes	21,385	7,103	14,866	50,653

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

c)	Income tax expense is summarized as follows:

	2007	2006
	ThUS$	ThUS$

Current tax expense (income tax accrual)	(9,586)	(7,516)
Tax expense adjustment ( prior year)	(125)	(96)
Effect of deferred tax assets and liabilities	154	2,107
Tax benefit for tax losses	(1,568)	(3,361)
Effect of amortization of complementary accounts	(1,037)	2,485
Effect on deferred tax assets and liabilities due to changes in valuation allowance	1,605	(1,641)
Other tax charges and credits	-	(369)
Total income tax expense	(10,557)	(8,391)

Note 16 - Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Opening balance	17,472	16,415
Increases in obligation	961	1,275
Payments	(884)	(492)
Exchange difference	(222)	(437)
Other difference	(55)	-
Balance as of March 31	17,272	16,761

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 - Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)
	2007	2006	2007	2006
	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	35,253	31,265	(475)	32
Ajay SQM Chile S.A.	3,449	3,335	(60)	(252)
Cape Fear Bulk LLC	203	258	(28)	(166)
SQM Nitratos México S.A. de C.V.	28	(28)	17	(10)
Fertilizantes Naturales S.A.	126	122	(6)	9
SQM Indonesia S.A.	(31)	(2)	-	-
SQM Potasio S.A.	6	-	(1)	-
Total	39,034	34,950	(553)	(387)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:

				Accumulated deficit of susidiaries in
		Paid-in	Other	development	Retained	Net
	Number	capital	reserves	stage	earnings	income	Total
	of shares	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2006	263,196,524	477,386	157,287	(8,370)	280,607	113,506	1,020,416
Transfer 2005 net income to retained earnings	-	-	-	-	113,506	(113,506)	-
Declared dividends 2006	-	-	-	-	-	-	-
Accumulated deficit from subsidiaries in development stage	-	-	-	8,370	(8,370)	-	-
Other comprehensive income	-	-	(1,480)	-	-	-	(1,480)
Net income for the year	-	-	-	-	-	34,287	34,287
Balance as of March 31, 2006	263,196,524	477,386	155,807	-	385,743	34,287	1,053,223
Balance January 1,2007	263,196,524	477,386	155,190	(8,370)	320,466	141,277	1,085,949
Transfer 2006 net income to retained earnings	-	-	-	-	141,277	(141,277)	-
Declared dividends 2007	-	-	-	-	-	-
Accumulated deficit from subsidiaries in development stage	-	-	-	8,370	(8,370)	-	-
Other comprehensive income	-	-	(589)	-	-	-	(589)
Net income for the year	-	-	-	-	-	42,963	42,963
Balance as of March 31, 2007	263,196,524	477,386	154,601	-	453,373	42,963	1,128,323

In compliance with the indications set forth in Form 1819 of the Securities and Insurance Superintendency, we have compensated the balance of US$ 8,370 corresponding to the Development Period Deficit account as of December 31 with the Accumulated Utilities account.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

b)	The composition of other comprehensive income as of March 31, 2007 is as follows:

		For the year ended March 31, 2007	As of March 31, 2007
Detail		ThUS$	ThUS$

Technical appraisal		-	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	(570)	4,827
Isapre Norte Grande Ltda.	(1)	-	(83)
Inversiones Augusta S.A.	(1)	-	(761)
SQM Ecuador S.A.	(2)	-	(270)
Almacenes y Depósitos Ltda.	(1)	-	22
Asociación Garantizadora de Pensiones	(1)	(7)	(18)
Sales de Magnesio Ltda.	(1)	(12)	40
SQM North America Corp.	(3)	-	(1,218)
Other Companies	(1)	-	717
Total other comprehensive income		(589)	154,601

(1)	Corresponds to translation adjustments and monetary correction
(2)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government
(3)	Relates to valuation differences generated in the pension plans of the subsidiary SQM North America Corp.

c)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A:	If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.
Series B: 1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 19 - Derivatives Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of March 31, 2007 the Company’s derivative instruments are as follows:

2007	Notional or Notional or		Description of the
Type of	covered	Expiration	contract	Position	(Liability)Asset	Income	Income
derivative	amount		type	purchase/sale	amount	(loss) recorded	(not) recorded
	ThUS$				ThUS$	ThUS$	ThUS$
US dollar PUT	9,332	1st trimester of 2007	Exchange rate	P	(33)	-	(33)
US dollar Forward	6,770	1st trimester of 2007	Exchange rate	P	(120)	-	(120)
US dollar Forward	2,605	1st trimester of 2007	Exchange rate	P	(19)	-	(19)
Swap	102,630	1st trimester of 2007	Interest rate	P	1,047	-	1,047
	121,337				875		875

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

 Note 20 - Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income

	2007	2006
	ThUS$	ThUS$

Interest income	2,557	1,889
Reversal of allowance for doubtful accounts	143	4
Net foreign exchange	-	848
Cross currency swap	4,000	-
Rights of use of trademark	6	98
Insurance recoveries	77	110
Sales of services	20	-
Rental of property, plant and equipment	240	286
Fines collected from third parties	34	251
Equity participation in net income of unconsolidated Subsidiaries	456	722
Discounts obtained	145	59
Other income	571	252
Total	8,249	4,519

b)	Non-operating expenses

	2007	2006
	ThUS$	ThUS$

Write-off of investments	101	101
Interest Expense	5,360	5,628
Equity participation in net losses of unconsolidated Subsidiaries	-	105
Amortization of goodwill	558	705
Net foreign exchange	870	-
Consulting services	10	-
Training expenses and grants	77 -	50 -
Investment plan expenses and adjustment to the net realizable value of PP&E	3,713	2,788
Energy tariff difference	2,000	-
Work disruption expenses	117	317
Non-recoverable taxes	85	157
Other expenses	82	206
Total	12,973	10,057

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 21 - Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2007	2006
	ThUS$	ThUS$
Property, plant and equipment	13	(20)
Other assets and liabilities	37	(176)
Shareholders’ equity	(185)	257
Net price-level restatement	(135)	61

Note 22 - Assets and Liabilities Denominated in Foreign Currency
	2007	2006
Assets	ThUS$	ThUS$
Chilean pesos	73,420	57,747
US dollars	1,657,019	1,595,589
Euros	52,082	36,949
Japanese Yen	812	600
Brazilian Real	343	301
Mexican pesos	6,392	4,262
UF	74,613	61,985
South African Rand	8,617	7,962
Dirhams	14,981	11,838
Other currencies	7,911	2,291

Current liabilities
Chilean pesos	71,441	78,134
US dollars	86,874	324,014
Euros	10,554	14,384
Japanese Yen	40	18
Brazilian Real	1,635	1,347
Mexican pesos	3,238	2,915
UF	4,796	4,077
South African Rand	1,335	1,244
Dirhams	620	671
Other currencies	27	139

Long-term liabilities
Chilean pesos	17,134	17,640
US dollars	430,498	143,535
Japanese Yen	153	126
UF	100,479	103,105
Other currencies	9	2

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 - Expenses Incurred in the Issuance Shares and Debt Titles

Expenses incurred in the issuance and placement of bonds are presented under Other long-term assets, the portion to be amortized within one year is presented within Other current assets, which are amortized using the straight-line method, in accordance with the period for issuance of documents. This amortization is presented as interest expense.
As of March 31, 2007, issuance expenses net of amortization amount to ThUS$6,629.Issuance expenses include disbursements related to reports issued by risk classifiers, legal and financial advisories, taxes, printing and placement fees. Amortization for the three-month period ended March 31, 2007 amounted to ThUS$117.

Note 24 - Cash Flow Statement

Amounts included in other investing income are summarized as follows:

	2007	2006
	ThUS$	ThUS$

Cash included in cash equivalents	-	24,255
Income from loans paid by employees	97	-
Total	97	24,255

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 - Commitments and Contingencies

I.	Contingencies:

(a)	Material lawsuits or other legal actions of which the Company is party to:

1.	Plaintiff	: Compañía Salitre y Yodo Soledad S.A.
	Defendants	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: December 1994
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Cesard 1 to 29
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 211

2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendants	: SQM Químicos S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz II 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 162

3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendants	: SQM Químicos S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz III 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 204

4.	Plaintiff	: Compañía Salitre y Yodo Soledad S.A.
	Defendants	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz IV 1 to 30
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 193

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

I.	Contingencies (continued):

5.	Plaintiff	: Miguel Negrete Ubeda
	Defendants	: Marco Antonio Ortiz Castillo y SQM Nitratos S.A. and its insurers
	Date of lawsuit	: May 2004
	Court	: First Civil Court of Antofagasta
	Cause	: Work accident
	Instance	: First instance sentence. Fine of ThCh$ 15,000 The appeal is pending.
	Nominal amount	: ThUS$ 150

6.	Plaintiff	: Gabriela Véliz Huanchicay
	Defendants	: Gilberto Mercado Barreda and subsidiary and jointly and severally SQM Nitratos S.A. and its insurers
	Date of lawsuit	: August 2006
	Court	: 4th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Observations to the evidence
	Nominal amount	: ThUS$ 1,350

7.	Plaintiff	: Electroandina S.A.
	Defendants	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: September 2005
	Court	: Court of arbitration
Cause
: Early termination or partial modification or temporary suspension of the Electrical Supply Agreement entered on February 12, 1999 by virtue of supposedly unforeseen events that would result in an increase in the cost of or restricted the supply of natural gas from Argentina

	Instance	: Evidentiary stage
	Nominal amount	: The amount has not been determined yet

8.	Plaintiff	: Juana Muraña Quispe
	Defendants	: Intro Ingenieria Limitada and subsidiary and jointly and severally SQM S.A. and its insurers
	Date of lawsuit	: October 2005
	Court	: 25th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Evidentiary stage
	Nominal amount	: ThUS$1,500

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

I.	Contingencies (continued):

9.	Plaintiff	: Norgener S.A.
	Defendants	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: April 2006
	Court	: Arbitration Court
Cause
: Modification of the price of energy sold and of the  indexation system indicated in the Electrical Energy  Supply Agreement entered on January 13, 1998, by Virtue of that indicated, in the plaintiff’s opinion, in  this agreement.

	Instance	: Rejoinder
	Nominal amount	: Amount not determined.

10.	Plaintiff	: Marina Arnéz Valencia
	Defendant	: SQM S.A. and its insurance companies
	Date of lawsuit	: May 2006
	Court	: 2nd Civil Court of Santiago
	Cause	: Work accident
	Instance	: Conciliation audience
	Nominal amount	: ThUS$ 500

11.	Plaintiff	: Empresa de Servicios de Montaje Ltda.
	Defendants	: SQM S.A.
	Date of lawsuit	: May 2006
	Court	: 4th Civil Court of Antofagasta
	Cause	: Divergences related to the agreement for the improvement of compressors and of assembly of capacitors in Pedro de Valdivia crystallization plant and compensation For damage.
	Instance	: Response
	Nominal amount	: ThUS$ 270

12.	Plaintiff	: ESAOL Limitada
	Defendants	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: September 2006
	Court	: Arbitration Court of Antofagasta
	Cause	: Fees allegedly owed for urban cleaning services at Maria Elena
	Instance	: Order for appearance, filing of commitment
	Nominal amount	: ThUS$170

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

I.	Contingencies (continued):

13.	Plaintiff	: Sociedad de Servicios Tacora Limitada
	Defendants	: SQM Nitratos S.A.
	Date of lawsuit	: December 2006
	Court	: 25th Civil Court of Antofagasta
Cause
: Collection of securities which SQM Nitratos S.A., by virtue of a mandate conferred in its favor, used to pay the plaintiff’s  employees who have not received their salary pay and contributions for transportation and machinery services rendered indirectly to SQM Nitratos S.A.

	Instance	: Response.
	Nominal amount	: ThUS$266

(b)	Other

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

II.	Commitments:

(a)
The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, was ThUS$ 3,010 in 2007 (ThUS$ 2,141 in 2006).

(b)
Bank loans assumed by SQM S.A. and its subsidiaries contain similar restrictions to loans of the same nature which have been effective at pertinent dates and which, among others. Relate to maximum indebtedness and minimum shareholders’ equity. In respect to this, main covenants in force are: i) shareholders’ equity of SQM S.A. should not be lower than TH$984,522.00, ii) the net financial debt to EBITDA ratio should not be greater than 3:1, and iii) the ratio between financial debt of operating subsidiaries and the consolidated current assets should not be greater than 0.3:1.

Except for this, SQM S.A. is not exposed to any restrictions to its management activities or financial indicator limits related to agreements or covenants with creditors.

(c)
Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as maximum indebtedness and minimum equity among others.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 26 - Third Party Guarantees

As of March 31, 2007 and 2006 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding
Beneficiary	Name	Relationship	2007	2006
			ThUS$	ThUS$
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,415	100,361
ING Bank	Royal Seed Trading Corp. A.V.V.	Subsidiary	81,551	-

Note 27 - Sureties Obtained from Third Parties

Joint and several guarantee of up to ThUS$ 1,000 made by Tattersall Comercial S.A. to secure to Soquimich Comercial S.A. compliance with obligations contained in the commercial mandate agreement for the distribution and sale of fertilizers.

Note 28 - Sanctions

During 2007 and 2006, the SVS did not apply sanctions to the Company, its directors or managers.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 - Environmental Projects

Disbursements incurred by the Company as of March 31, 2007 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

		Future
	2007	Disbursements
	ThUS$	ThUS$
Project
Dust emission control	76	-
Light normalization	921	90
Enablement of money exchange and bathrooms	279	21
Environmental studies - Region I of Chile project	82	936
Maria Elena archeology	974	26
Waste water treatment plant, washing surface P. Valdivia. N. Victoria. P. Blanca.	8	232
Equipment washing system	184	-
Implementation of waste water line for María Elena Treatment Plant.	28	22
Infrastructure, equipment New Offices María Elena Environment	14	-
Hospital Monitoring Station Project	12	9
Tourist Support in Salt Deposit (Soncor)	62	18
EIA Salar	1,042	2,211
Energy backup for Church monitoring station	1	20
Environmental assessment for the KNO3 Plant	21	4
Environmental commitments Region I of Chile	161	150
Plumbing equipment at ME prilling plant	11	29
Normalization of lighting at FFCC yard, PV Mill	135	30
Improvements in M. Elena Camp - Streets	327	123
El Toco Fine copper deposit	8	105
The Environment MOP/SOP 2	228	9
Study of dust control at SOP-SC plant	30	-
Waste dump for dangerous waste	16	348
Deputy Management of Environmental Matters	151	906
Equipment elimination using PCB	300	208
Total	5,071	5,497

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 29 - Environmental Projects (continued)

Protecting the environment, both in regards to the Company’s productive processes and the manufactured goods, is a constant concern for SQM.

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which the Company will improve its environmental performance. The implementation program stipulates that all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System by late 2006.

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for drying solid materials and evaporating liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to waste deposits that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. A new decontamination plan for this area, released on March 13, 2004, is intended to meet air quality standards by April 1, 2007. On December 31, 2004, the Company submitted a proposal entitled “Technological Change at María Elena”, which intends to reduce particle emission, to the government’s Environmental Impact Evaluation System. The project will commence its activities during 2007.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

Consistent with the Company’s ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine. To perform this study, SQM has involved diverse scientists from prestigious research institutions such as Dictuc of Pontificia Universidad Católica, the University of Nevada, Cornell University and the University of Binghamton in New York.

Together with this, SQM in its ongoing commitment with regional environmental management had active participation in the Joint Study of Monitoring of the Atacama Saltpeter Deposit Basin where other mining companies who use water resources in that basin were also involved.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 30 - Significant Events

1. On March 21, 2007, the Company informed the Superintendency of Securities and Insurance (SVS) that the Board of Directors of Sociedad Química y Minera de Chile (SQM) at their meeting held on March 20, 2007, unanimously agreed to propose the payment of a final dividend for a sum of US$0.34874 per share to those shareholders of SQM who were registered with the Shareholders’ Registry during the fifth business day prior to the date of payment of this dividend.

Upon approval of this proposal by the shareholders at the General Ordinary Shareholders’ Meeting to be held on April 27, 2007, this proposal will allow that the Company effectively pays and distributes dividends in conformity with the respective dividend policy, an annual dividend equivalent to 65% of distributable net income obtained during 2006.

Note 31 - Subsequent Events

Management is not aware of any significant subsequent events that have occurred after March 31, 2007 and that may affect the Company’s financial position or the interpretation of these financial statements, (April 24, 2007).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos d
Ricardo Ramos
Chief Financial Officer

Date: May 29, 2007